Exhibit 99.3

GDS HOLDINGS LIMITED

PROXY STATEMENT

General

Our Board of Directors is soliciting proxies for an annual general meeting of shareholders (the “Meeting”) to be held at 4:00 p.m. (China Standard Time) on June 25, 2026 or at any adjournment thereof. The Meeting will be held at Beijing Meeting Room, F5, Building C, Sunland International, No. 999 Zhouhai Road, Pudong, Shanghai, P.R.C.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. A written notice of revocation or a duly executed proxy bearing a later date by holders of Class A ordinary shares registered on our branch register of members in Hong Kong must be delivered by mail or by hand to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong no later than 48 hours prior to the Meeting. A written notice of revocation or a duly executed proxy bearing a later date by holders of ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares registered on our principal register of members in the Cayman Islands must be delivered by mail or by hand to the attention of the Company no later than 48 hours prior to the Meeting.

Record Date, Share Ownership, and Quorum

Holders of our ordinary shares, Series A convertible preferred shares and Series B convertible preferred shares of record at the close of business on June 4, 2026 (China Standard Time) (the “Shares Record Date”) are entitled to vote at the Meeting. Holders of American depositary shares (“ADS”) issued by JPMorgan Chase Bank, N.A. (“JPMorgan”) as of close of business on June 4, 2026, New York time (the “ADSs Record Date”, together with the Shares Record Date, the “Record Date”), will be able to instruct JPMorgan, the holder of record of Class A Ordinary Shares represented by ADSs, as to how to vote the Class A Ordinary Shares represented by such ADSs. As of May 31, 2026, 1,559,430,567 of our Class A ordinary shares and 43,590,336 of our Class B ordinary shares, but excluding 6,000,000 ADSs representing 48,000,000 ordinary shares issued upon closing of our delta placement of borrowed ADSs which we lent to an affiliate of the underwriter of such delta placement pursuant to an ADS lending agreement, par value US$0.00005 per share, were issued and outstanding, among which 216,592,664 Class A ordinary shares were represented by the ADSs held by JPMorgan, as well as 150,000 Series A convertible preferred shares (which are convertible into 33,707,864 Class A ordinary shares on the Record Date) and 300,000 Series B convertible preferred shares (which are convertible into 44,096,580 Class A ordinary shares on the Record Date) were issued and outstanding. At any general meeting of the Company, two (2) members entitled to vote and present in person or by proxy (or in the case of a member being a corporation, by its duly authorized representative) representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the Meeting shall form a quorum for all purposes, save that for any general meeting requisitioned according to Article 58(2)(iv) of the Articles, two (2) members entitled to vote and present in person or by proxy or (in the case of a member being a corporation) by its duly authorized representative representing not less than 10% of the aggregate voting power in the Company throughout the Meeting shall form a quorum.

Voting and Solicitation

For Proposals 1, 2 and 3, each Class A ordinary share in issue and each Class A ordinary share into which the Series A convertible preferred shares and Series B convertible preferred shares in issue are convertible on the Record Date are entitled to one (1) vote per share, and each Class B ordinary share in issue on the Record Date is entitled to fifty (50) votes per share. For Proposals 4, 5, 6 and 7, each Class A ordinary share in issue, each Class A ordinary share into which the Series A convertible preferred shares and Series B convertible preferred shares in issue are convertible and each Class B ordinary share in issue on the Record Date are entitled to one (1) vote per share. At the Meeting every ordinary shareholder, Series A convertible preferred shareholder and Series B convertible preferred shareholder present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative, may vote the fully paid ordinary shares held or ordinary shares into which such Series A convertible preferred shares or Series B convertible preferred shares are convertible held by such ordinary shareholder or Series A convertible preferred shareholder or Series B convertible preferred shareholder.

A resolution put to the vote of the Meeting shall be decided by way of a poll save that the chairman of the Meeting may in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands in which case every member present in person or by proxy, or in the case of a member being a corporation, by its duly authorized representative, shall have one (1) vote provided that where more than one (1) proxy is appointed by a member which is a clearing house (or its nominee(s)), each such proxy shall have one (1) vote on a show of hands. The result of the poll shall be deemed to be the resolution of the Meeting. A shareholder of the Company who has a material interest in a transaction or arrangement to be approved by a particular resolution relating to such transaction or arrangement will be required to abstain from voting on such resolution.

The costs of soliciting proxies will be borne by us. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries, and custodians holding in their names our ordinary shares, Series A convertible preferred shares, Series B convertible preferred shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares, Series A Convertible Preferred Shares and Series B Convertible Preferred Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares, the ordinary shares they represent or into which they may be converted will be voted at the Meeting in accordance with the instructions of the shareholders. If no specific instructions are given by such holders, or in the case of broker’s non-votes, the ordinary shares or the ordinary shares into which they may be converted will be voted at the discretion of the holder of such proxies. Abstentions by holders of ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares which are convertible into ordinary shares are included in the determination of the number of ordinary shares, Series A convertible preferred shares or Series B convertible preferred shares convertible into ordinary shares present for the purpose of quorum but are not counted as votes for or against a proposal. Any representative of a corporate shareholder attending the Meeting would need to produce a letter or board resolutions showing the authorization to represent such shareholder to the Company.

Voting by Holders of American Depositary Shares

We have requested JPMorgan, as depositary of the ADSs, to deliver to all owners of ADSs an ADS Voting Instruction Card. Upon the written request of an owner of record of ADSs by a duly completed ADS voting instruction card, JPMorgan will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such requests. Under the terms of the deposit agreement, JPMorgan has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraph below. As the holder of record for all the Class A ordinary shares represented by the ADSs, only JPMorgan may vote those Class A ordinary shares at the Meeting. JPMorgan and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the Meeting, there may be nothing you can do.

If no such written request is received by JPMorgan from an owner of record of ADSs by 9:00 a.m. (Eastern Time), June 17, 2026, such owner shall be deemed, and JPMorgan will deem such owner of ADSs to have instructed it to give a discretionary proxy to the chairman of the Meeting to vote the ordinary shares represented by your ADSs in favor of each proposal recommended by our board of directors and against each proposal opposed by our board of directors, unless the Company has informed JPMorgan that such proxy should not be given, in accordance with the terms of the deposit agreement.

PROPOSALS 1, 2 AND 3

ELECTION OR RE-ELECTION OF CLASS I DIRECTORS

According to Article 86(1) of the Articles, the directors shall be divided into three classes: Class I, Class II and Class III. The term of office of the directors in Class I shall expire at the first annual meeting of members following the effectiveness of the Articles and each third annual meeting of members thereafter. Based on the resolutions of the Board of Directors dated July 13, 2017, September 10, 2018 and June 2, 2026, Mr. Bruno Lopez, Mr. Gary J. Wojtaszek, Mr. Satoshi Okada and Ms. Hua (Kathy) Chen are the current Class I directors of the Company and, accordingly, shall retire from the office at the Meeting.

In accordance with Article 86(2) of the Articles, by written notice to the Company, dated May 20, 2026, Mr. Bruno Lopez has been re-appointed by STT Garnet Pte. Ltd. (“STT Garnet”) as our director, and such re-appointment will not be subject to a vote by our shareholders.

In accordance with Article 86(4) of the Articles, by written notice to the Company, dated May 12 and May 22, 2026, the holders of the Class B ordinary shares have nominated Mr. Gary J. Wojtaszek, Mr. David Zhang (in lieu of Mr. Satoshi Okada) and Ms. Hua (Kathy) Chen for appointment as our directors, and Mr. Gary J. Wojtaszek, Mr. David Zhang and Ms. Hua (Kathy) Chen shall be eligible for election or re-election at the Meeting. Mr. Gary J. Wojtaszek, Mr. David Zhang and Ms. Hua (Kathy) Chen shall be elected or re-elected by resolutions of the members (with the Class B ordinary shares having fifty (50) votes per Class B ordinary share in respect of such resolutions).

Given that Mr. Bruno Lopez has been re-appointed pursuant to Article 86(2), it is only necessary for shareholders to consider resolutions for the nomination of Mr. Gary J. Wojtaszek, Mr. David Zhang and Ms. Hua (Kathy) Chen as directors. The resolutions of our Board of Directors dated June 2, 2026 approved the classification of Mr. Bruno Lopez, Mr. Gary J. Wojtaszek, Mr. David Zhang and Ms. Hua (Kathy) Chen as Class I directors for purposes of the re-appointment, election or re-election.

Mr. Gary J. Wojtaszek, Mr. David Zhang and Ms. Hua (Kathy) Chen have indicated that they will offer themselves for election or re-election as directors at the Meeting. Their names, ages as of June 2026, the principal positions currently held by each of them and their biographies are as follows:

Name	Age	Position
Mr. Gary J. Wojtaszek	60	Director

Mr. David Zhang	63	Independent Director

Ms. Hua (Kathy) Chen	60	Independent Director

Mr. Gary J. Wojtaszek has served as our director since June 2018, and previously served as an observer of our board of directors beginning in October 2017. He brings extensive experience founding, scaling, and monetizing both private and public companies. Mr. Wojtaszek is the Founder and Chief Executive Officer of RecNation, the largest institutional owner of specialized boat and RV storage facilities in the United States. He previously served as President and Chief Executive Officer of CyrusOne, Inc. from August 2011 to February 2020, where he led the company’s transformation into a leading global, carrier-neutral hyperscale data center platform and one of the top-performing REITs in the United States during his tenure. Prior to CyrusOne, Mr. Wojtaszek served as Chief Financial Officer and a member of the board of Cincinnati Bell Inc., where he was responsible for the data center business and led the creation, spin-off, and IPO of CyrusOne. Earlier in his career, he held senior financial leadership roles across the semiconductor, automotive, and education sectors. He currently serves on the boards of Quantum Loophole, Nxtra Data Centers, and Ark data centers, and recently served on the board of Talen Energy, where he played a key role in its restructuring and in advancing the development of a data center campus co-located with a nuclear power facility through Cumulus Data. In March of 2026, he assumed the role of Executive Chairman and interim CEO of PURE data centers based in London, England, and contemporaneously resigned as the vice-chairman and director of DayOne, headquartered in Singapore, which he has been involved in, with inception of that company. Mr. Wojtaszek is an industry advisor to The Carlyle Group, Oaktree Capital, and General Atlantic/Actis, and serves on the board of the data center engineering program at Southern Methodist University. Mr. Wojtaszek holds a B.A. from Rutgers University and an M.B.A. from Columbia University.

Mr. David Zhang currently serves as an independent non-executive director of Fosun International Limited (HKSE: 00656), a global consumer group; a non-executive director of Noah Holdings Limited (NYSE: NOAH and HKEX: 6686), a wealth management service provider; an independent director of WeRide (Nasdaq: WRD and HKEX: 0800), a global autonomous driving technology company; and an independent director of Morgan Stanley Securities (China) Co., Ltd. Mr. Zhang is also a member of the Board of Trustees of Tulane University. Mr. Zhang previously was a partner of Kirkland & Ellis LLP from 2011 to 2024 in Hong Kong and managed the firm’s Asia practice. From 2003 to 2011, Mr. Zhang was a partner of Latham & Watkins LLP in Hong Kong. Mr. Zhang has extensive experience representing Chinese issuers and leading investment banks in U.S. initial public offerings, Hong Kong initial public offerings and other Rule 144A and Regulation S offerings of equity, debt and convertible securities. Mr. Zhang is a member of the New York Bar. Mr. Zhang received his bachelor's degree from Beijing Foreign Studies University in 1981 and J.D. from Tulane University Law School in 1991.

Ms. Hua (Kathy) Chen has served as our director since May 2026. Ms. Chen currently serves as managing partner and chief financial officer of SB China Venture Capital (“SBCVC”), and joined SBCVC in 2010. Since September 2010, Ms. Chen has served as a board member of the China Venture Capital Finance Organization (“CVCFO”), a non-profit association of finance professionals in venture capital and private equity firms across the Greater China region. From September 2011 to May 2023, Ms. Chen served as an independent board member and chair of the audit committee of Technovator International Ltd., a Hong Kong Exchange listed company. From 2000 to 2009, Ms. Chen served as director and chief financial officer of Volaris Capital, a derivative products group within Credit Suisse. From 1995 to 2000, Ms. Chen was a tax consulting manager at Arthur Andersen LLP and Ernst & Young LLP. Ms. Chen received bachelor’s degrees in accounting and finance from the New York University Stern School of Business and a master’s degree in taxation from Fordham University. Ms. Chen is a U.S. Certified Public Accountant.

Each director will be elected or re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares, the holders of Series A convertible preferred shares and the holders of Series B convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder, Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting, taking into account the differing voting rights of the Class A ordinary shares and Class B ordinary shares, as well as the Series A convertible preferred shares and Series B convertible preferred shares as described above, where applicable.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF PROPOSALS 1, 2 and 3, THE ELECTION OR RE-ELECTION, AS APPLICABLE, OF THE NOMINEES NAMED ABOVE.

PROPOSAL 4

EXTENSION OF THE 2016 EQUITY INCENTIVE PLAN

The existing 2016 Equity Incentive Plan of the Company, as previously amended on August 6, 2020 (the “2016 Plan” or “Plan”) is intended to enable the Company to attract, retain and motivate directors, officers, employees and consultants and to align their interests with those of the Company’s shareholders. Per Section 20 of the Plan, the 2016 Plan shall be effective as of the Effective Date (being August 25, 2016) and shall terminate ten (10) years later, subject to earlier termination by the Board pursuant to Section 13 of the Plan. Accordingly, the 2016 Plan will expire on August 25, 2026, if not extended. Therefore, our Compensation Committee has recommended, and our Board of Directors has resolved, to amend and restate the 2016 Plan with Section 5 and Section 20 thereof revised as follows such that the effectiveness of the 2016 Plan shall be extended for an additional three (3) years, and the 2016 Plan shall remain available for the grant of equity-based awards until August 25, 2029, unless earlier terminated in accordance with its terms:

“5.           Limitations

No Award may be granted under the Plan after the thirteenth (13th) anniversary of the Effective Date, but Awards theretofore granted may extend beyond that date.”

“20.         Effectiveness of the Plan

The Plan shall be effective as of the Effective Date and shall terminate thirteen (13) years later, subject to earlier termination by the Board pursuant to Section 13 hereof.”

A copy of the existing 2016 Plan was filed as Exhibit 4.30 to the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2025 (File No. 001-37925), initially filed with the U.S. Securities and Exchange Commission on April 29, 2026, and can be viewed on the SEC’s EDGAR website at http://www.sec.gov.

The proposed extension would continue the Company’s ability to make equity-based awards under the 2016 Plan until August 25, 2029 and, unless separately approved or otherwise permitted under the 2016 Plan, would not increase the aggregate number of shares available for issuance under the 2016 Plan.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares and Series B convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4, THE EXTENSION OF THE 2016 EQUITY INCENTIVE PLAN.

PROPOSAL 5

CONFIRMATION OF APPOINTMENT OF INDEPENDENT AUDITOR

Our Audit Committee recommended, and our Board of Directors has resolved, that KPMG Huazhen LLP be appointed as our independent auditor for the fiscal year ending December 31, 2026. KPMG Huazhen LLP has served as our independent auditor since 2014.

In the event our shareholders fail to vote in favor of the appointment, our Audit Committee will reconsider its selection. Even if the shareholders vote in favor of the appointment, our Audit Committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the Audit Committee believes that such a change would be in the best interests of the Company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares, the holders of Series A convertible preferred shares and the holders of Series B convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder, Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 5, THE CONFIRMATION OF THE APPOINTMENT OF KPMG HUAZHEN LLP AS OUR INDEPENDENT AUDITOR FOR FISCAL YEAR 2026.

PROPOSAL 6

AUTHORIZATION OF UP TO 30% SHARE ISSUANCE

FOR FUTURE POTENTIAL EQUITY OFFERINGS

According to Article 102(4)(b) of the Articles, notwithstanding anything to the contrary in the Articles, the Company and the directors shall not, without the prior approval of the shareholders by ordinary resolution, with the Class B ordinary shares having only one (1) vote per Class B ordinary share in respect of such resolution, take, approve, authorize, ratify, agree, commit to engage in or otherwise effect or consummate to allot or issue any shares or securities of the Company equal to ten per cent. (10%) or more of the existing issued share capital of the Company or of the votes attached to the existing issued share capital of the Company at the date of such allotment or issue in any 12-month period, whether in a single transaction or a series of transactions (OTHER THAN any allotment or issues of shares on the exercise of any options or warrants granted by the Company from time to time or any shares issued on the conversion by Ping An Insurance and by STT of the convertible and redeemable bonds due 2019 held by Ping An Insurance and STT respectively).

As the Company may consider various funding alternatives and opportunities including raising capital through the equity and debt markets, in order to retain the flexibility for future share issuance, the Board of Directors would like to obtain shareholders’ approval at the Meeting for the authorization to the Board of Directors to approve the allotment or issuance of up to an aggregate thirty per cent. (30%) of the total issued share capital of the Company at the time of the Meeting in the 12-month period from the date of the Meeting (other than any allotment or issues of shares on the exercise of any options that have been granted by the Company).

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares and Series B convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 6, AUTHORIZATION OF UP TO 30% SHARE ISSUANCE FOR FUTURE POTENTIAL EQUITY OFFERINGS.

PROPOSAL 7

AUTHORIZATION OF DIRECTORS AND OFFICERS

Proposal 7 is a general power to be granted to directors and officers to take any and every action to implement the matters in Proposals 1 to 6.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares and the holders of Series A convertible preferred shares and Series B convertible preferred shares voting as a single class present in person or by proxy or, in the case of an ordinary shareholder or Series A convertible preferred shareholder or Series B convertible preferred shareholder being a corporation, by its duly authorized representative and voting at the Meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 7, THE AUTHORIZATION OF each of the directors and officers of the Company to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

OTHER MATTERS

We know of no other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By Order of the Board of Directors,
William Wei Huang
Chairman of the Board and
Chief Executive Officer